FEMSA Announces Successful Issuance
in the Swiss Bond Market

Monterrey, Mexico, September 23, 2026 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced the placement of a Swiss Franc denominated offering of Senior Unsecured Bonds in the Swiss bond market, to be listed on SIX Swiss Exchange.

FEMSA successfully issued CHF $300 million in a 5-year senior unsecured bonds. The bonds will bear interest at an annual rate of 107 basis points over the relevant benchmark rate, for a yield of 1.73%.

The issuance received credit ratings of BBB+ from S&P Global Ratings and A from Fitch Ratings.

The proceeds from this issuance will be used for general corporate purposes, improving FEMSA’s cost of debt and increasing its financial flexibility under extremely favorable conditions.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in two core sectors, retail and beverages. In retail, FEMSA is present through four divisions: i) OXXO Mexico, operating the largest small-format store chain in Mexico; ii) Americas & Mobility, which includes its OXXO convenience store operations across Latin America and the United States, as well as its gas station business in Mexico and the United States; iii) FEMSA Europe, operating convenience and foodvenience formats in five European countries; and iv) FEMSA Health, which includes drugstores and related activities in four Latin American countries. In Mexico, OXXO’s operations are enhanced by, and comprise a customer-focused ecosystem with Spin, a digital platform that leverages the OXXO store network to provide Mexican consumers with access to digital financial services, including Spin by OXXO and Spin Premia, among other initiatives. In the beverage sector, FEMSA participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 369,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

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